File No. 811-08023


                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549




                NOTIFICATION OF ELECTION PURSUANT TO RULE 18f-1
                    UNDER THE INVESTMENT COMPANY ACT OF 1940


                   Colorado Double Tax-Exempt Bond Fund, Inc.
                   ------------------------------------------
                            Exact Name of Registrant



                            NOTIFICATION OF ELECTION

     The undersigned registered open-end investment company hereby notifies the Securities and Exchange Commission that it elects to commit itself to pay in cash all redemptions by a shareholder of record as provided and limited by Rule 18f-1 under the Investment Company Act of 1940. It is understood that this election is irrevocable while such Rule is in effect unless the Commission by order upon application permits the withdrawal of this Notification of Election.


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                                   SIGNATURE

     Pursuant to the requirements of Rule 18f-1 under the Investment Company Act of 1940, the registrant has caused this notification of election to be duly executed on its behalf in the city of Denver and the state of Colorado on the 8th day of December, 1998.

                                      Colorado Double Tax-Exempt Bond Fund, Inc.
                                      ------------------------------------------
                                                 (Name of Registrant)


                                      By /s/ Calvin F. Isaak
                                             -----------------------------------
                                             Calvin F. Isaak, Director



Attest: /s/ Stan Voth
            --------------------------
            Stan Voth, Secretary